January 22, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention: Gregory Dundas

Re: Delaying Amendment for Security Bank Corporation Registration Statement on Form S-3 (File No. 333-148698)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended, Security Bank Corporation hereby files a delaying amendment with respect to its Registration Statement on Form S-3 (File No. 333-148698), filed with the Securities and Exchange Commission on January 16, 2008.

Security Bank Corporation specifically amends and incorporates into the facing page of the Registration Statement the following language:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Randy Moore (404-881-7794) at Alston & Bird LLP.

Very truly yours,

/s/ H. Averett Walker

H. Averett Walker

President and Chief Executive Officer

Security Bank Corporation